June 5, 2025

Allan Marshall
Chief Executive Officer
Upexi, Inc.
3030 North Rocky Point Drive, Suite 420
Tampa, FL 33607

       Re: Upexi, Inc.
           Registration Statement on Form S-1
           Filed May 22, 2025
           File No. 333-287525
Dear Allan Marshall:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Prospectus Summary, page 3

1. The prospectus summary should provide a brief overview of the key aspects of the offering. Refer to Regulation S-K, Item 503(a). We note your summary is limited to a discussion of your consumer products business; however, your recent press releases
       and investor presentations highlight that    the majority of value    is
to come from a
       new treasury strategy that is enabled by the    smaller    nature of
your consumer
       products operations. Accordingly, please revise the summary to reflect recent events and your strategy for creating value. Please also update your risk factors section to discuss the material risks associated with your new treasury strategy. June 5, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Peter Campitiello, Esq.